================================================================================

                      SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C.  20549

                           -----------------------

                                  FORM 10-Q

               QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(D)
                    OF THE SECURITIES EXCHANGE ACT OF 1934

                For the quarterly period ended March 31, 1996

                       Commission file number:  0-18192


                               MEGAMATION INC.
            (Exact name of registrant as specified in its charter)

               DELAWARE                                   3-3372947
    (State or other jurisdiction of                     (IRS Employer
     incorporation or organization)                  Identification No.)


            51 Everett Drive
              Building #B4
           Lawrenceville, NJ                                08648
(Address of principal executive offices)                  (Zip Code)

      Registrant's Telephone Number, Including Area Code:  609-799-7711


                                Not Applicable
                   (Former name, former address and former
                 fiscal year, if changed since last report.)


     Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

                           Yes  [ X ]  No   [    ]

     As of March 31, 1996, there were 14,358,666 shares outstanding of the Registrants common stock, $0.01 par value per share.
                                                           Page 1 of 63

                                                Exhibit Index appears on page 18

================================================================================

                                MEGAMATION INC.

ITEM 1. FINANCIAL STATEMENTS

                       STATEMENTS OF FINANCIAL POSITION

                                                       (Unaudited)   (Audited)
                                                        March 31,     June 30,
                                                          1996          1995
                                                       -----------  ------------

ASSETS
CURRENT ASSETS:
  Cash...............................................  $    65,295  $   264,225
  Trade receivables, net of allowance for doubtful
    accounts of $25,085..............................      375,299      700,191
  Inventories........................................      680,680      886,896
  Prepaid expenses and other current assets..........       92,762       21,614
                                                       -----------  -----------
      Total current assets...........................    1,214,036    1,872,926
Property and equipment...............................      197,425      273,933

OTHER ASSETS:
  Patents, net.......................................      299,616      306,960
  Other assets.......................................      106,023       59,066
                                                       -----------  -----------
        TOTAL ASSETS.................................  $ 1,817,101  $ 2,512,885
                                                       ===========  ===========


LIABILIIES AND SHAREHOLDERS' DEFICIT

CURRENT LIABILITIES:

  Revolving bank line of credit......................  $ 1,700,000  $ 1,700,000
  Term loans, related parties........................    2,460,000    1,760,000
  Accounts payable...................................      843,072      805,039
  Accrued warranty costs.............................      108,151       89,927
  Accrued interest payable...........................      221,671       21,222
  Other customer deposits............................       23,881      253,937
  Accrued payroll and related expenses...............       85,944       75,644
                                                       -----------  -----------
    Total current liabilities........................    5,442,719    6,705,769

COMMITMENTS

SHAREHOLDERS' DEFICIT:

  Preferred stock, S0.01 par value; 1,000,000 shares
    authorized no shares issued or outstanding.......           --           --
  Common stock, $0.01 par value; 25,000,000 shares
    authorized, 14,358,666 and 14,358,666 shares
    issued and outstanding, respectively.............      143,587      143,587
  Addtional paid in capital..........................    5,756,744    5,756,744
  Accumulated deficit................................   (9,525,949)  (8,093,215)
                                                       -----------  -----------
    Total shareholders' deficit......................   (3,625,618)  (2,192,884)
                                                       -----------  -----------
      TOTAL LIABILITIES AND SHAREHOLDERS' DEFICIT....  $ 1,817,101  $ 2,512,885
                                                       ===========  ===========

    The accompanying notes are an integal part of the financial statements.

                                MEGAMATION INC.


ITEM 1. FINANCIAL STATEMENTS

                           STATEMENTS OF OPERATIONS
                                  (UNAUDITED)

                                           Three months ended           Nine months ended
                                                March 31,                   March 31,
                                       -----------------------------------------------------
                                          1996          1995           1996         1995
                                       -----------   -----------   -----------   -----------
Revenues.............................  $   259,654   $   949,442   $ 1,976,025   $ 2,916,526
Cost of revenues.....................      307,841     1,142,921     1,971,211     2,505,155
                                       -----------   -----------   -----------   -----------
  Gross profit.......................      (48,187)     (193,479)        4,814       411,371
Selling expenses.....................       47,868        72,740       140,371       286,105
Development and
  engineering expenses...............       80,702        67,025       280,986       237,233
General and administrative expenses..      269,688       247,167       696,105       514,923
                                       -----------   -----------   -----------   -----------
    Total operating expenses.........      398,257       386,932     1,117,462     1,038,261
                                       -----------   -----------   -----------   -----------

      Operating income/(loss)........     (446,444)     (580,411)   (1,112,648)     (626,890)
Interest and debt expense............      111,574        86,049       320,087       194,326
                                       -----------   -----------   -----------   -----------
    Net income/(loss)................  $  (558,019)  $  (666,460)  $(1,432,735)  $  (821,216)
                                       ===========   ===========   ===========   ===========
Net income/(loss) per common share...       ($0.04)       ($0.05)       ($0.10)       ($0.06)
                                       ===========   ===========   ===========   ===========
Weighted average common
  shares outstanding................    14,358,666    14,358,666    14,358,666    14,157,936

   The accompanying notes are an integral part of the financial statements.

                                MEGAMATION INC

Item 1. Financial Statements

                           Statements of Cash Flows
                                 (Unaudited)

                                                               March 31,
                                                       -------------------------
                                                           1996         1995
FR0M 0PERATING ACTIVITIES;
  Net income/(loss)..................................   $(1,432,735) $ (821,216)
  Adjustments to reconcile net income/(loss) to cash
    used in operating activities;
  Depreciation and amortization......................       107,715      69,373
  Decrease/(increase) in:
    Trade receivables................................       324,892    (973,449)
    Costs and estimated earnings on uncompleted
      contracts, net of customer deposits............            --     178,056
    Inventories......................................       206,216    (118,884)
    Prepaid expenses and other current assets........       (71,148)     20,101
    Other assets.....................................            43      12,764
  Increase/(decrease) in:
    Accounts payable.................................       (15,366)   (117,184)
    Accrued warranty costs...........................        18,223      (5,910)
    Accrued interest payable.........................       200,449      81,947
    Customer deposits on uncompleted contracts,
      net of costs and estimated earnings............            --    (147,079)
    Other customer deposits..........................      (230,056)    473,845
    Accrued payroll and related expenses.............        13,699     (17,563)
                                                        ------------ ----------
  Cash used in operating activities..................      (876,067) (1,366,139)


FROM INVESTING ACTIVITIES:
  Purchases of property and equipment................        (9,307)    (60,729)
  Costs of patents...................................       (11,556)    (18,172)
                                                        ------------ ----------
  Cash used in investing activities..................       (20,863)    (78,901)


FROM FINANCING ACTIVITIES:
  Aggregate amount of payments on the
    bank line of credit..............................            --     (24,979)
  Aggregate amount of advances from the
    bank line of credit..............................            --     724,979
  Proceeds from Term Loans...........................       700,000     900,000
  Proceeds from Subscription Agreement...............            --     105,000
                                                        ------------ ----------
  Cash from financing activities.....................       700,000   1,705,000


(DECREASE)/INCREASE IN CASH..........................      (198,930)    260,900
  Cash beginning of period...........................       264,225       7,417
                                                        ------------ ----------
  Cash end of period.................................   $    65,295  $  268,317
                                                        ============ ==========

SUPPLEMENTAL CASH FLOW INFORMATION:
  Interest paid during the period....................                $   98,697
                                                                     ==========


Ihe accompanying notes are an integral part of the financial statements.

                               MEGAMATION INC.
                                March 31, 1996
                        Notes to Financial Statements


1.  BASIS OF PRESENTATION
    ---------------------

          The accompanying unaudited financial statements have been prepared in accordance with the instructions to Form 10-Q for quarterly reports under
Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended, and therefore do not include all information and footnotes necessary for a complete presentation of financial position, results of operations, and cash flows in conformity with generally accepted accounting principles.

          The financial information included in this report has been prepared in conformity with the accounting principles reflected in the financial statements included in the Annual Report on Form 10-K for the year ended June 30, 1995, as filed with the Securities and Exchange Commission.

          In the opinion of the management of Megamation Inc. (the "Company"), all material adjustments necessary for a fair statement of the results of operations for the interim periods presented (consisting of only normally recurring accruals and estimates), have been recorded.

          The results of operations for the period presented are not necessarily indicative of the results to be expected for the entire year.

2.  REVENUE RECOGNITION AND CONTRACT COSTS
    --------------------------------------

          The Company generally recognizes revenue upon the completion of one of the following: (1) the performance of a service, (2) the shipment of product,
or (3) upon customer acceptance of completed units.   The percentage of
completion method is used for long term contracts generally involving the integration of the Company's products into a customer's production facility. Sales and operating income are recognized as work is performed, based on the relationship between actual labor cost incurred and the total labor cost estimated to be required. At March 31, 1996 and June 30, 1995, there were no long term contracts in process. At June 30, 1994, five long term contracts were in process (completed during fiscal 1995), for which the Company recorded $306,000 in revenue and $62,700 of operating income. At December 31, 1994 four contracts were in process for which the Company recorded $1,118,000 in revenue and $247,000 of operating income. One contract was completed during the quarter ended December 31, 1994 for which the Company recorded $291,000 in revenue and $61,000 in operating income during the term of the contract.

          Contract costs for contracts accounted for on the percentage of completion method include all direct material and labor costs and those indirect costs related to contract performance, such as indirect labor, supplies, tools, repairs, and depreciation costs. Selling, general, and administrative costs are charged to expense as incurred. Changes in job performance, job conditions, and estimated profitability, including those arising from contract penalty provisions, and final contract settlements may result in revisions to costs and income and are recognized in the period in which the revisions are determined.

3.  INVENTORIES
    -----------

          Inventories consist of parts and subassemblies, work-in-process, and completed units which are valued at the lower of cost (first-in/first-out) or market value. Inventories are comprised of the following:

                                  March 31,    June 30,
                                    1996         1995
                                  ---------    --------
    Parts and subassemblies.....   $657,973    $786,575
    Work in process.............     40,053     100,321
    Finished goods..............        -0-         -0-
                                   --------    --------
    Totals......................   $698,026    $886,896
                                   ========    ========

                               MEGAMATION INC.
                                March 31, 1996
                        Notes to Financial Statements


4.  DEBT
    ----

The Company's debt consists of the following:

                                         March 31,   June 30,
                                           1996        1995
                                        ----------  ----------
    Revolving bank line of credit.....  $1,700,000  $1,700,000
    Term loans........................   2,460,000   1,760,000
                                        ----------  ----------
                                        $4,160,000  $3,460,000
                                        ==========  ==========

     Under Agreements entered into on May 12, 1994, and amended on August 18, 1994, the Company is a party to a Credit and Security Agreement (the "Line") with a New Jersey bank secured by trade receivables and guaranteed by two principal stockholders and directors (the "Guarantors") pursuant to a Guarantee Agreement ("Agreement"). The Line provides for maximum borrowings of $1,700,000. Under the terms of the Agreement, the Guarantors each guarantee one-half of the outstanding balance of the Line. The Agreement imposes borrowing formula limitations of the sum of 85% of trade receivables and 40% of the qualifying open order backlog. At June 30 and March 31, 1996, the Company was not in compliance with those borrowing limitation requirements. Borrowings under the Line bear interest at the prime rate (9% and 7.25% at June 30, 1995 and 1994, respectively). Additionally, the Guarantors each receive quarterly fees calculated at a 1.5% annual rate on the average outstanding balance of the Line. The Guarantee fee expense which is included in interest expense was $45,187 for the year ended June 30, 1995 and $38,425 for the nine months ended March 31, 1996. The Line expires on May 31, 1996.

     At June 30, 1994, the Term Loan (originally granted on December 21, 1988), was owed to an entity controlled by one of the Guarantors and was scheduled to mature on March 31, 1995. On February 11, 1994, the other Guarantor provided the Company with an additional $230,000 in the form of a New Term Loan, which was also due on March 31, 1995. In connection with the New Term Loan, the Guarantor was issued a warrant to purchase 460,000 shares of the Common Stock of the Company at $.55 per share. In consideration of extending the due date of the original Term Loan and modifying the security interest in the Company's assets to recognize the co-priority of the New Term Loan, the Guarantor controlling the entity holding the original Term Loan was issued a warrant to purchase 72,000 shares of the Common Stock of the Company exercisable at $.55 per share. No value was assigned to these warrants as the amount was not material. On December 16, 1994, the original Term Loan and the New Term Loan were amended to provide for an additional $500,000 in borrowings from the Guarantors. Additionally, the due dates of both Term Loans were extended to June 30, 1995. Coincident with these amendments, the Company borrowed an additional $250,000. In consideration of the December 1994 amendments, the Guarantors were each issued warrants to purchase 500,000 shares of the Common Stock of the Company at $.50 per share. No value was assigned to these warrants
as the amount was not material.   In February 1995 the Company borrowed the
remaining $250,000 available under the Term Loans.

     The annual interest rate on both Term Loans is prime plus 4% with a maximum annual rate of 12%, payable quarterly in arrears. Substantially all of the Company's assets are pledged as collateral for the Company's obligations under the Term Loans, however the Term Loans have been subordinated to the Line. Provisions of the Line and both Term Loans prohibit the Company from paying cash dividends until these obligations are repaid. The interest rate on the Term Loans at June 30 and March 31, 1996 was 12%.

                               MEGAMATION INC.
                                March 31, 1996
                        Notes to Financial Statements


     On March 3, 1995, the Company entered into an agreement with its principal stockholders to provide an additional $800,000 in the form of short term loans through June 30, 1995 and the Company borrowed this amount during fiscal 1995. In addition, past due interest of approximately $120,000 under the existing Term Loans with the stockholders was deferred until July 1, 1995. On May 12, 1995, the Company obtained an agreement for the extension of its Term Loans and the Line until January 1, 1996. Additionally, the May 12, 1995 agreement modified the lending terms of the March 3, 1995 agreement whereby the principal stockholders provided $700,000 in the form of short term loans and deferred $100,000 of the past due interest on the Term Loans to January 1, 1996. The May 12, 1995 agreement setforth the parties' intention to convert the $700,000 of loans and the $100,000 of deferred past due interest to shares of the Company's capital stock on terms and conditions to be agreed upon among the parties as soon as is practicable. In February of 1996 , the Company obtained an agreement for the extension of its Term Loans and the Line until May 31, 1996. At March 31, 1996 there was accrued interest of $12,487 on the Line, $170,780 on the term loans and $38,425 on the guarantee fees.. Since April 1, 1996 the Company borrowed a total of $75,000 from one of the Company's two principal stockholders. These term loans follow the same term and conditions as the previously issued loans to these stockholders.

     At June 30 and March 31, 1996, the Company was not in compliance with several financial covenants under the Agreement relating to, among other things, net worth and under the Term Loans relating to, among other things, minimum order levels. As of April 26, 1996 such non-compliance was continuing. The lenders have not exercised their rights to accelerate payment under the loans, but may do so at anytime.

     See Note 9 for information concerning a proposed merger of the company into a corporation owned beneficially by the principal stockholders.

5.  COMMON STOCK AND STOCK WARRANT TRANSACTIONS
    -------------------------------------------

     In August 1994, the Company's two principal stockholders each purchased 500,000 shares of Common Stock. Net proceeds to the Company were $105,000. In December 1994, 1,000,000 warrants at $.50 per share, were issued in connection with the Term loans (Note 4). As of March 31, 1996, there has been no fiscal 1996 common stock or stock warrant transactions.

6.  INCOME TAXES
    ------------

     The Company adopted Statement of Financial Accounting Standards (SFAS) No. 109 "Accounting for Income Taxes", effective July 1, 1993. The cumulative effect of adopting SFAS No. 109 had no impact on the Company's financial statements.

     SFAS No. 109 provides for, among other things, the recognition of deferred tax assets subject to a valuation allowance. At July 1, 1994, the Company recorded a deferred tax asset of approximately $2,276,000 primarily relating to net operating loss carryforwards ("NOL") which amounted to $5,113,000 at June 30, 1994. Also at July 1, 1994, the Company established a valuation allowance equal to the full amount of the deferred tax asset.

     For the years ended June 30, 1995 and 1994, no income tax expense or benefit was recorded. The Company increased its deferred tax asset by approximately $783,000 and $687,000, for the years ended June 30, 1995 and 1994 respectively, with corresponding increases in the valuation allowance.

                               MEGAMATION INC.
                                March 31, 1996
                        Notes to Financial Statements


     The difference between the NOL for tax purposes of $6,867,000 and the NOL for book purposes of $8,093,000 primarily reflects the net effect of timing differences between the treatment of research and development costs for tax and book purposes. The NOL's expire at various times and in varying amounts through the year 2010.

     These losses would generally be available to offset future taxable income, if any. The utilization of Federal income tax loss carryforwards in any year is subject to limitation if the Company experiences a certain level of changes in ownership over any three year period. Management has recently determined that the effects of changes in ownership through June 30, 1995 have not had a material effect on the future utilization of the Company's operating loss carryforwards. However, there have been substantial changes in ownership during the prior three year period and future changes in ownership as a result of a financing or otherwise could result in a substantial limitation on the amount of operating loss carryforwards which the Company would apply in any one year to offset income.

7.  NET LOSS PER COMMON SHARE
    -------------------------

     Net losses per common share have been computed using the weighted average number of common shares outstanding during the respective periods. Common stock warrants and options outstanding were not included in the calculations, as the effect of inclusion would be anti-dilutive.

8.  GOING CONCERN
    -------------

     The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. As shown in the financial statements, during the year ended June 30, 1995 and the quarter ended March 31, 1996, the Company incurred net losses of $1,991,000 and $528,000, respectively, and, as of March 31, 1996, the Company's current liabilities exceeded its current assets by $4,199,000, and its total liabilities exceeded its total assets by $3,596,000. These factors among others indicated that at June 30, 1995 that it was unlikely that the Company would be able to continue as a going concern beyond December 31, 1995 absent additional financing. Since January 1, 1996 the principal stockholders have loaned the Company an additional $600,000 for the Company to meet its minimum cash flow and working capital requirements.

     Although there are no commitments, management believes that the principal stockholders will make available the needed funding to provide for the Company's minimum cash flow and working capital requirements through the date the proposed merger occurs, or such earlier time as the merger is either not approved by stockholders of the Company or the merger agreement is terminated as the result of an adverse change in the Company's projected operations or as permitted in the merger agreement. Management believes that if such funding is provided, the holder of the Bank Line of Credit will not exercise its rights to elect to accelerate the due date thereof, and the Company will receive further extensions of its Bank Line of Credit and various Term Loans beyond the current May 31, 1996 maturity date. However, there can be no assurance that any of the foregoing will occur.

     The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

                               MEGAMATION INC.
                                March 31, 1996
                        Notes to Financial Statements


9.  RECENT EVENTS
    -------------

     On March 20, 1996 the Company entered into a merger agreement with Mergerco, a Delaware corporation recently organized by the principal stockholders, pursuant to which Mergerco would be merged into the Company.
The merger agreement is subject to approval of the stockholders of the Company. The Company has filed a preliminary proxy statement with the Securities and Exchange Commission ("SEC") and intends to hold a meeting of stockholders to vote upon the merger agreement as soon as practicable after the completion of the SEC's review of the preliminary proxy statement. Persons (including the principal stockholders) with voting power for approximately 47.7% of the outstanding Common Stock have advised the Company that they intend to vote such shares in favor of the merger agreement.

     The merger agreement is subject to the approval of the holders of at least a majority of all the outstanding Common Stock, and the satisfaction of additional conditions, including a proviso that holders of no more than 10% of the Common Stock exercise dissenters' rights. Each share of the Company's Common Stock, other than shares as to which dissenters' rights have been perfected and shares owned by the principal stockholders and certain of their affiliates will be converted into the right to receive the merger consideration of $.10 in cash. Following the merger, the principal stockholders will own beneficially 100% of the Company's outstanding shares of Common Stock. Upon the merger, the Common Stock will cease to be traded.

     On February 1, 1996 the President/CEO and the Chief Operating Officer resigned. Upon their resignations they each signed a general release agreement. As part of these agreements the Company paid these former executives $20,000 and $20,000 respectively in the period ending March 31, 1996. In the period ending June 30, 1996 the Company is obligated to pay $15,000 and $15,000 respectively to them. No further payments will be paid after June 30, 1996.

     On February 12, 1996 the Company elected Edward F. Borkowski as President. Prior to joining Megamation, Mr. Borkowski was the Chief Financial Officer of
Advanced Surgical Inc.   Mr. Borkowski and the Company entered into a one year
agreement providing for an annual salary of $130,000.

                               MEGAMATION INC.
                                March 31, 1996



Item 2.   Management's Discussion and Analysis of Financial
          Condition and Results of Operations
          ------------------------------------------------------

Liquidity and Capital Resources
- -------------------------------

           The Company experienced significant and increasing net losses and corresponding negative cash flow from operations in fiscal 1994 and 1995, and continuing during the first 9 months of fiscal 1996, primarily due to insufficient revenues relative to cost and expense levels, a declining gross profit margin and the completion of all long term contracts of the Company which has resulted in a reduction of revenues recognized from the percentage of completion method. Additionally, substantial costs have been incurred associated with the development of the MEGA 2 system. At June 30, 1994 and 1995, and December 31, 1995, respectively, the Company had accumulated deficits of $6,102,000, $8,093,000 and $8,968,000, respectively, current liabilities exceeded current assets of the Company by approximately $726,000, $2,833,000 and $3,653,000, respectively, and its total liabilities exceeded its total assets by $307,000, $2,193,000 and $3,068,000, respectively. The Company's independent auditors have issued qualified reports on the Company's audited financial statements for the fiscal years ended June 30, 1994 and 1995 (as well as every year since before the Company's IPO in 1989) to the effect that, based on the above factors, there is substantial doubt about the Company's ability to continue as a going concern. The Company has met its capital requirements for the past 25 months only as a result of frequent cash advances from the principal stockholders to sustain its operations in the form of term loans which at March 15, 1996 aggregated $2,554,000 in principal and interest, and the principal stockholders' personal guarantee of the Company's bank line of credit, of which $1,700,000 is currently outstanding.

          To improve the Company's financial results, management implemented during fiscal 1995 a business strategy that focused primarily on building specialized automation workstations for the healthcare industry and, specifically, the completion of installations at one significant customer, a major health care supplier. The Company determined not to continue supplying large-scale integrated systems for diverse industries, as it decided that it did not possess the human and financial resources to effectively and profitably compete in building large-scale integrated systems in that marketplace at this time. The success of this strategy was primarily dependent on (a) the Company's ability to successfully complete the current installation at its significant healthcare customer, gain additional orders in the short-term from this and other customers, and use the success in serving this customer to develop customer relationships with other leading healthcare industry companies, and (b) the Company's ability to obtain sufficient working capital and financial resources to execute its business plans. In February 1996, the Company subsequently determined to reverse this strategy and is now attempting to focus again on serving a larger number of customers operating in multiple industries.

          Management believes that the Company will be able to finance its operations only if the principal stockholders continue to provide debt financings to counter the Company's working capital shortages and negative cash flows, and the principal stockholders and the Company's bank lender do not exercise their rights to elect to accelerate the due dates of the Company's bank line of credit and term loans. The principal stockholders have agreed to continue to fund the Company's operations as a public company only until May 31, 1996. On March 18, 1996, the Company obtained an agreement for the extension of its bank line of credit and its term loans until May 31, 1996. However, as a result of the Company's deteriorating financial and operational condition and business prospects, the principal stockholders have advised the Company that they are no longer willing to continue to risk their personal capital (including debt and equity already invested) to sustain the Company's operations beyond such date unless a substantial restructuring occurs and the Company becomes a private company in which they own all of the equity interest (other than certain warrants, employee stock options or stock appreciation rights that may be granted by the Surviving Corporation to certain key employees and consultants of the Company). These factors among others indicate that there is substantial likelihood that the Company will be unable to

                               MEGAMATION INC.
                                March 31, 1996



Item 2.   Management's Discussion and Analysis of Financial
          Condition and Results of Operations (continued)
          ------------------------------------------------------


continue to operate as a viable economic entity, absent substantial additional financing and a fundamental operational restructuring.

          The Company has experienced delays in implementing its automated system for its largest customer of 1995, a major healthcare supplier, which has resulted in delays in the receipt of revenues from that installation. In addition, additional orders the Company had anticipated from such customer have not materialized because the installation program for such customer's remaining sites has been deferred and currently remains on hold. There can be no assurance that all or any of the additional deliveries that the Company had anticipated will ever be realized. Moreover, the Company experienced delays in 1995 with respect to implementation of another significant project for a different customer.

          It should be noted that the Company has made certain operational changes since the beginning of February 1996, although it continues to suffer from the above-described working capital shortage and negative cash flows and is unable to sustain its operations without continued capital infusions from the principal stockholders or other sources, the existence or availability of which the Company is not aware.

The matters discussed in this item two that are forward-looking statements are based on current management expectations that involve risks and uncertainties. Potential risks and uncertainties include, without limitation the possibilities of the Company maintaining its existing financing and additional financing, and other risks set forth in the Company's filings with the Securities and Exchange Commission.



                                 (END OF PAGE)

                               MEGAMATION INC.
                                March 31, 1996



Item 2.   Management's Discussion and Analysis of Financial
          Condition and Results of Operations (continued)
          ------------------------------------------------------

Results of Operations

Nine Months Ended March 31, 1996 and 1995

Net Revenues and Cost of Revenues

          Net revenues for the nine months ended March 31, 1996 (the "current period") were $1,976,000 compared to $2,917,000 for the nine months ended March 31, 1995, (the "prior period"), a decrease of 32%. Cost of revenues for the current period were 99% of net revenues compared to 86% of net revenues in the prior period. During the nine months ending March 31, 1995, a one-time application specific technology license fee for $300,000 was recorded. Cost of revenues for the prior period without the recognition of the $300,000 license fee would have been 82%. The cost of revenues increased 13% to 99% for the current period due primarily to the allocation of fixed overhead to substantially lower sales. Six MEGA 2(R) systems and one MEGA 1(R) system were sold during the current period generating $1,012,000 of revenues versus four MEGA 1 systems and nine MEGA 2 system sold during the prior period generating $1,890,000 of revenues. No revenues in the current period were recognized from the percentage of completion method while the prior period realized revenues of $1,545,000 by this method. Other revenues (primarily engineering, service, spare parts, and training) were $964,000 during the current period versus $674,000 during the prior period. The primary reason for the $290,000 increase in other revenues for the current period was a $232,000 increase in engineering revenues, which were derived primarily from the Company's health care industry customer.

Operating Expenses

          Operating expenses increased 8% to $1,117,000 in the current period from $1,038,000 in the prior period, an increase of $79,000. The increase in operating expenses was due to higher general and administrative and development and engineering expenses partially offset by a decrease in selling expenses.

          Selling expenses decreased 51% to $140,000 during the current period from $286,000 during the prior period, a decrease of $146,000. The decrease in selling expenses was primarily the result of lower advertising, marketing, salary and related expenses resulting from reduced headcount.

          Development and engineering expenses increased 19% to $281,000 during the current period from $237,000 during the prior period, an increase of $44,000. The increase in development and engineering expenses was primarily the result of higher salary and related expense resulting from efforts on various development projects relating to the MEGA 2, which were partially offset by lower material expenses.

          General and administrative expenses increased 35% to $696,000 during the current period from $515,000 during the prior period, an increase of $181,000. The increase in general and administrative expenses was primarily due to increases in salary and related expenses, professional fees, and allocated insurance costs.

Interest and Debt Expense

          Interest and debt expense increased 65% to $320,000 during the current period from $194,000 during the prior period, an increase of $126,000. The change was primarily due to the increase in term loans with related parties from the prior period's balance of $1,360,000 to the current period's balance of $2,460,000.

                               MEGAMATION INC.
                                March 31, 1996



Item 2.   Management's Discussion and Analysis of Financial
          Condition and Results of Operations (continued)
          ------------------------------------------------------

Net Loss

          Net loss for the current period of $1,433,000 compared to a net loss of $821,000 for the prior period. Loss per share for the current period was $(0.10) compared to $(0.06) per share during the prior period. The primary reasons for the increase in the net loss during the current period was decrease in revenue, the decrease in gross profit margin, along with increases in general and administrative expenses and interest and debt expense.



Results of Operations

Three Months Ended March 31, 1996 and 1995

Net Revenues and Cost of Revenues

          Net revenues for the three months ended March 31, 1996 (the "current quarter") were $260,000 compared to $949,000 for the three months ended March 31, 1995, (the "prior quarter"), a decrease of 73%. Cost of revenues for the current quarter were 119% of net revenues compared to 120% of net revenues in the prior quarter. The cost of revenues decreased 1% to 119% for the current quarter due to lower salary and salary related expenses in contrast to the prior quarter. One MEGA 2(R) system and no MEGA 1(R) systems were sold during the current quarter generating $168,000 of revenues versus three MEGA 1 systems and eight MEGA 2 system sold during the prior quarter generating $778,000 of revenues. No revenues in the current quarter were recognized from the percentage of completion method, while the prior quarter realized revenues of $442,000 by this method. Other revenues (primarily engineering, service, spare parts, and training) were $92,000 during the current quarter versus $191,000 during the prior quarter. The primary reason for the $99,000 decrease in other revenues for the current quarter was an decrease in engineering revenues.

Operating Expenses

          Operating expenses increased 3% to $398,000 in the current quarter from $387,000 in the prior quarter. The increase in operating expenses was due to higher general and administrative expenses, which were partially offset by lower selling and development and engineering expenses.

          Selling expenses decreased 34% to $48,000 during the current quarter from $73,000 during the prior quarter. The decrease in selling expenses was the result of lower salary and related expenses related to reduced headcount, travel and advertising costs.

          Development and engineering expenses increased 21% to $81,000 during the current quarter from $67,000 during the prior quarter. The increase in development and engineering expenses was primarily the result of higher salary and related expenses, which were partially offset by lower material expenses.

          General and administrative expenses increased 9% to $270,000 during the current quarter from $247,000 during the prior quarter, an increase of $23,000. The increase in general and administrative expenses was primarily due to accrual of $70,000 of expenses in connection with payments to be made through May 1996 for two Officers who resigned in January 1996. Such accrual exceeded the payments made to these Officers in the prior quarter by approximately $20,000.

                               MEGAMATION INC.
                                March 31, 1996



Item 2.   Management's Discussion and Analysis of Financial
          Condition and Results of Operations (continued)
          ------------------------------------------------------



Interest and Debt Expense

          Interest and debt expense increased 30% to $112,000 during the current quarter from $86,000 during the prior quarter, an increase of $26,000. The change was primarily due to the increase in term loans with related parties from the prior quarter's balance of $1,360,000 to the current quarter's balance of $2,460,000.

Net Loss

          Net loss for the current quarter of $558,000 compared to a net loss of $666,000 for the prior quarter, a decrease of 16%. Loss per share for the current quarter was $(0.04) compared to $(0.05) per share during the prior quarter. The primary reason for the decrease in the net loss during the current quarter was the decrease in negative gross profit margin, which was partially offset by the increased interest and debt expense.

                               MEGAMATION INC.
                                March 31, 1996



PART II - OTHER INFORMATION

Item 1.  Legal Proceedings

         Not applicable

Item 2.  Changes in Securities.

         Not applicable.

Item 3.  Defaults upon Senior Securities.

         As of March 31, 1996 the Company had accrued but not paid $188,000 in interest due on term loans of $2,460,000 outstanding as of the same date. No demand for payment of the amounts in default or notice of acceleration of the Term Loans has been received by the Company. (See Notes to Financial Statements-Note 4, and Management's Discussion and Analysis of Financial Condition and Results of Operations-Liquidity and Capital Resources.)

Item 4.  Submission of Matters to a Vote of Security Holders.

         None

Item 5.  Other Information.

         None

Item 6.  Exhibits and Reports on Form S-K.


     (a)  Exh. No.                 Description
          ---------------------------------------------------------------------
            10.1   Fifth Amendment to Note and Revolving Loan and Security
                   Agreement, dated February 2, 1996.

            10.2   Sixth Amendment to Note and Revolving Loan and Security
                   Agreement, dated March 18, 1996.

            10.3   Fourth Amendment to Guaranty made by Tristram C. Colket, Jr.
                   dated February 28, 1996.

            10.4   Fourth Amendment to Guaranty made by Max Cooper dated March
                   26, 1996.

            10.5   Fifth Amendment to Guaranty made by Tristram C. Colket, Jr.
                   dated April 15, 1996.

            10.6   Fifth Amendment to Guaranty made by Max Cooper, dated March
                   26, 1996.

            10.7a  Term Note by the Company to Tristram C. Colket, Jr. dated
                   January 16, 1996.

            10.7b  Term Note by the Company to Max Cooper dated January 24,
                   1996.

            10.7c  Term Note by the Company to Tristram C. Colket, Jr. dated
                   February 1, 1996.


                               MEGAMATION INC.
                                March 31, 1996



Item 6.  Exhibits and Reports on Form S-K. (continued)


          Exh. No.                 Description
          ---------------------------------------------------------------------
            10.7d  Term Note by the Company to Tristram C. Colket, Jr. dated
                   February 6, 1996.

            10.7e  Term Note by the Company to Tristram C. Colket, Jr. dated
                   February 13, 1996.

            10.7f  Term Note by the Company to Tristram C. Colket, Jr. dated
                   February 29, 1996.

            10.7g  Term Note by the Company to Tristram C. Colket, Jr. dated
                   March 14, 1996.

            10.7h  Term Note by the Company to Tristram C. Colket, Jr. dated
                   March 27, 1996.

            10.8   Employment Agreement dated February 12, 1996 between the
                   Company and Edward F. Borkowski.

     (b) No reports on Form 8-K were required to be filed with respect to events occurring in the quarter ended March 31, 1996.


                               MEGAMATION INC.
                                March 31, 1996



                                   SIGNATURES
                                   ----------



     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.





                                 MEGAMATION INC.


Date     May 3, 1996             /s/ EDWARD F. BORKOWSKI
     --------------------        -----------------------------------------------
                                 Edward F. Borkowski
                                 President, Chief Accounting Officer

Date     May 3, 1996             /s/ THOMAS D. SCHMIDT
     --------------------        -----------------------------------------------
                                 Thomas D. Schmidt
                                 Vice President of Marketing and Sales/Secretary

                               MEGAMATION INC.
                                March 31, 1996



                                EXHIBIT INDEX
                                -------------


Exh. No.                            Description
- --------------------------------------------------------------------------------
  10.1    Fifth Amendment to Note and Revolving Loan and Security Agreement,
          dated February 2, 1996.

  10.2 Sixth Amendment to Note and Revolving Loan and Security Agreement, dated March 18, 1996.

  10.3    Fourth Amendment to Guaranty made by Tristram C. Colket, Jr. dated
          February 28, 1996.

  10.4    Fourth Amendment to Guaranty made by Max Cooper dated March 26, 1996.

  10.5    Fifth Amendment to Guaranty made by Tristram C. Colket, Jr. dated
          April 15, 1996.

  10.6    Fifth Amendment to Guaranty made by Max Cooper dated March 26, 1996.

  10.7a   Term Note by the Company to Tristram C. Colket, Jr. dated January 16,
          1996.

  10.7b   Term Note by the Company to Max Cooper dated January 24, 1996.

  10.7c   Term Note by the Company to Tristram C. Colket, Jr. dated February 1,
          1996.

  10.7d   Term Note by the Company to Tristram C. Colket, Jr. dated February 6,
          1996.

  10.7e   Term Note by the Company to Tristram C. Colket, Jr. dated February
          13, 1996.

  10.7f   Term Note by the Company to Tristram C. Colket, Jr. dated February
          29, 1996.

  10.7g   Term Note by the Company to Tristram C. Colket, Jr. dated March 14,
          1996.

  10.7h   Term Note by the Company to Tristram C. Colket, Jr. dated March 27,
          1996.

  10.8    Employment Agreement dated February 12, 1996 between the Company and
          Edward F. Borkowski.
